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SEC FILE NUMBER
8-34642

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Firstrade Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Liu	718-269-1565	ftbilling@firstrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei, Wei & Co., LLP
(Name – if individual, state last, first, and middle name)

133-10 39th Avenue	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Firstrade Securities Inc., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

KATTY WONG
Notary Public, State of New York
No. 01WO6169734
Qualified in Queens County
Commission Expires: July 2, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRSTRADE SECURITIES, INC.

CONTENTS

WEI WEI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
1 [illegible] NORTH TOWER
[illegible] CENTRE
[illegible] ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on Firstrade Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Firstrade Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Firstrade Securities, Inc.'s auditor since 2014.

Flushing, NY
September 1, 2022

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$13,255,661
Due from clearing broker	3,237,922
Accounts receivable	1,029,671
Accrued interest receivable	3,356
Prepaid taxes	6,430
Prepaid expenses	180,903
Total Current Assets	17,713,943
PROPERTY AND EQUIPMENT-NET	483,204
OTHER ASSETS	
Investments	81,376
Long-term investments-other	1,992,528
Right of use assets	3,185,324
Restricted cash-rebate reserve fund	200,281
Clearing deposits	1,060,018
Other assets	129,378
Intangible assets, net	28,291
Total Other Assets	6,677,196
Total Assets	**$24,874,343**

See accompanying notes to the financial statement.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

(CONTINUED)

JUNE 30, 2022

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 545,310
Accrued payroll	1,967,720
Line of credit	435,874
Operating lease liabilities - current	208,107
Income taxes payable	652,872
Financing lease liabilities - current	36,296
Total Current Liabilities	3,846,179
OTHER LIABILITIES	
Related party payable	266,552
Operating lease liabilities, net of current portion	3,047,878
Financing lease liabilities, net of current portion	29,403
Deferred tax liability, net	86,372
Total Liabilities	7,276,384
STOCKHOLDER'S EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	-
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,603,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	16,165,651
Less: treasury stock at cost, 400,000 shares	(797,500)
Total Stockholder's Equity	17,597,959
Total Liabilities and Stockholder's Equity	**$ 24,874,343**

See accompanying notes to the financial statement.

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage and investment services for its clients.

On October 2 ,2017, all the Company's shareholders exchanged their common stock for common stock of Firstrade Holding Corporation. This exchange made the Company a wholly-owned subsidiary of Firstrade Holding Corporation. On October 24, 2017, the Company transferred its 100% ownership in Firstrade Advisory LLC to Firstrade Holding Corporation. Firstrade Advisory LLC became an affiliate of Firstrade Securities, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

d) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities, not included level 1, which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Investment Valuations

Investments are carried at the values shown in Note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

f) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

g) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years.

h) Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are the amortization of software development costs, depreciation, accrued vacation, and unrealized gains/losses on investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

i) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2017.

j) Subsequent Events Evaluation by Management

The Company has evaluated subsequent events transactions for the potential recognition or disclosure in the financial statements through September 1, 2022, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the World Health Organization ("WHO") declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically, self-isolation and shelter-in-place requirements have been or are being put in place.

At this point, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. The Company has not experienced any decrease of revenue and will continue to monitor and evaluate the nature and extent of the impact on our ongoing operations and future results of operations, financial condition and liquidity.

k) Accounts Receivable

The Company uses the allowance method to determine uncollectible receivables. The Company considers all receivables at June 30, 2022 to be fully collectible and, therefore, did not provide for an allowance for uncollectible receivables. The Company's historical receivable write-offs have been immaterial.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2022, the Company had net capital of $15,247,583 under Rule 15c3-1, which was $14,997,583 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 23.41%.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2022, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not level 1 for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 81,288	$ 88	$ -	$ 81,376
Certificates of deposit	-	1,992,528	-	1,992,528
Total at fair value	$ 81,288	$ 1,992,616	$ -	$ 2,073,904

Equities of $81,288 were valued using quoted prices in active markets for identical assets. Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. As of June 30, 2022, the above low value lightly traded securities are valued at approximately $88. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments. Certificates of deposit were valued based on information provided by bank.

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2022 was approximately $16,000.

5. CERTIFICATES OF DEPOSIT

Certificates of deposit, which mature in more than a year, totaling $1,992,528 are included in long-term investments-other in the accompanying statement of financial condition. Certificates of deposit totaling $1,000,000 serve as collateral for the line of credit in Note 6 and are included in long-term investment-other. The certificates bear interest ranging from 0.4% to 0.76% with penalties for early withdrawal. The interest income for the year ended June 30, 2022 was $9,595.

Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with a bank, which expired on July 8, 2022 and was renewed to July 8, 2023. The loan is collateralized by a $1,000,000 certificate of deposit. The balance outstanding at June 30, 2022 is $435,874 and the interest rate is 2.88%. The interest expense for the line of credit for the year ended June 30, 2022 was $11,713.

7. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2022, consist of the following:

	Useful Life in Years	
Leasehold improvements	10	$ 15,575
Equipment	5-7	3,245,650
Furniture and fixtures	5-7	336,039
Total property and equipment		3,597,264
Less: accumulated depreciation		(3,114,060)
Property and equipment-net		$ 483,204

Depreciation and amortization expense for the year ended June 30, 2022 was $356,379.

8. INTANGIBLE ASSETS

On August 11, 2017, Firstrade Securities Inc. signed a contract with Ally Investment Securities LLC to acquire accounts which were valued at $400,000.

Intangible assets consist of the following as of June 30, 2022:

	Useful Life In Years	
Trademark	15	$ 8,788
Purchase of customer accounts	5	400,000
Software development costs	3	4,944,604
Total intangible assets		5,353,392
Less: accumulated amortization		(5,325,101)
Intangible assets, net		$ 28,291

Amortization expense for the year ended June 30, 2022 was $80,064. Future estimated amortization expense is as follows:

Year Ended June 30,	
2023	$ 26,731
2024	1,560
	$ 28,291

9. INCOME TAXES

For the year ended June 30, 2022, the Company does not file a separate Federal and New York State and City tax returns. The Company's net income is included in the consolidated income tax return of Firstrade Holding Corporation. The Company will reimburse Firstrade Holding Corporation for its pro-rata share of income taxes, if any.

9. INCOME TAXES (continued)

The provision for (benefit from) income taxes for the year ended June 30, 2022 is comprised of the following:

Current:	
Federal	$1,642,838
State and local	1,633,648
Total current	3,276,486
Deferred:	
Federal	(12,167)
State and local	(7,532)
Total deferred taxes	(19,699)
Total provision for income taxes	$3,256,787

The unexpected relationship between income tax expense and pre-tax income is principally due to the alternative tax calculations for various state and city taxes.

Deferred taxes - net at June 30, 2022, relate to the following items:

Deferred tax liabilities	
Software development costs	$ (351)
Unrealized gain/loss	(10,828)
Depreciation	(110,854)
Total deferred tax liability	(122,033)
Less:	
Deferred tax assets	
Accrued vacation	35,661
Deferred tax liability, net	$ (86,372)

10. RIGHT OF USE ASSET AND LEASE LIABILITY

Operating Leases

The Company occupies office space in New York. The current lease expires on January 7, 2024. The Company recorded rent expense for the year ended June 30, 2022 of approximately $291,000.

In accordance with FASB issued (ASU) 2016-02 "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease contains a renewal option for a renewal term of an additional 10 years. The Company valued the right of use asset and lease liability based on the present value of unpaid future minimum lease payments. The Company had a right of use asset as of June 30, 2022 of $3,160,460 and a lease liability of $3,241,559. The amortization of right of use assets was $155,961 for year ended June 30, 2022 and operating cash flow paid for lease liability during the same period was $182,156. The present value of the lease utilized the incremental collateralized borrowing rate on the adoption date of 4.05%.

The Company also leases office equipment and an auto. The leases expire on April 23, 2023 and June 23, 2024, respectively. The Company recorded lease expense for the year end June 30, 2022 of $7,537. The Company had a right of use asset as of June 30, 2022 of $24,864 and a lease liability of $14,426. The amortization of right of use assets was $12,443 for year ended June 30, 2022 and operating cash flow paid for lease liability during the same period was $21,150. The present value of the lease utilized the contract rate of 10.50% and 5%, respectively.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2022 are as follows:

Year Ended June 30,	Lease	Less Discount Amount	Total Lease Liability
2023	$ 336,710	$128,605	$ 208,107
2024	342,325	119,188	223,135
2025	303,039	110,861	192,178
Thereafter	3,170,962	538,397	2,632,565
	$ 4,153,036	$897,051	$3,255,985

11. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2022 were approximately $13,800,000. The amount due from the clearing broker was collected in the subsequent month.

12. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result, the Company is required to have a segregated restricted reserve cash account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2022, these customer rebates totaled $215. The balance of the rebate reserve account as of June 30, 2022 was $200,281.

13. FINANCING LEASES

The Company has two financing lease agreements for office equipment expiring in 2024. The assets and liabilities under the financing leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under financing leases is included in depreciation and amortization expense.

The following is a summary of equipment held under capital leases at June 30, 2022:

Machinery and equipment	$	108,297
Less: accumulated amortization		(39,251)
	$	69,046

13. FINANCING LEASES (continued)

Minimum future lease payments under the capital leases as of June 30, 2022 are as follows:

Year Ending June 30,		
2023	$	38,880
2024		30,079
Total minimum lease payments		68,959
Less: amounts representing interest		(3,260)
Present value of net minimum lease payments	$	65,699

Total minimum lease payments do not include contingent rentals that may be paid under certain equipment leases because of use in excess of specified amounts.

The interest rate utilized for the capitalized leases was 4.19%. The rate is imputed based on the lower of the First Trade's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return. For the year ended June 30, 2022, interest expense of $4,084 was included in the accompanying statement of income.

14. RELATED PARTY TRANSACTIONS

The following is a summary of balances with affiliates under common control, Firstrade Technology LLC and Firstrade Crypto LLC, and parent Firstrade Holding Corporation as of June 30, 2022:

Due to affiliates	$	75,074
Due to parent		191,478
Total related party payables	$	266,552

Due to affiliates as of June 30, 2022 is comprised of payments made by the affiliates on behalf of the Company. Due to parent as of June 30, 2022 is comprised of the taxes payable resulting from the parent's consolidated tax returns.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Form SEC Rule 15c3-3, in which (1) Firstrade Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Firstrade Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
September 1, 2022

Firstrade Securities, Inc.

Exemption Report

June 30, 2022

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2022 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to the Company's investment banking. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2022 without exception.

John Liu

Chairman and CEO

Note:

The firm has a reserve bank account for unpaid promotional rebates. The promotional rebates are not pay in term of cash to customer. The rebates are processed through the firm's clearing firm, Apex Clearing. When customer fills out a claim form, the clearing firm credits the customer's account and deducts the amount from firm's operation account at Apex Clearing. All of the firm's operation accounts are included in the monthly settlement calculation with Apex.